[Letterhead of The Bear Stearns Companies Inc.]




                                                               December 19, 2005


Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:   The Bear Stearns Companies Inc.
      Form 10-K filed February 14, 2005
      File No. 1-08989


Dear Mr. Nolan:

As previously discussed, relating to the aforementioned filing of The Bear Stearns Companies Inc., enclosed herein please find a copy of our revised securitization disclosures to be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2005.

If you have any questions or require further information, please do not hesitate to contact me at (212) 272-6631 or Sam Molinaro at (212) 272-4390.

Sincerely,

/s/  Jeffrey M. Farber


Jeffrey M. Farber
Controller

5.    Transfers of Financial Assets and Liabilities
      Securitizations
      The Company is a market leader in mortgage-backed securitization and other structured financing arrangements. In the normal course of business, the Company regularly securitizes commercial and residential mortgages, consumer receivables and other financial assets. Securitization transactions are generally treated as sales, provided that control has been relinquished. The resulting gain or loss from the sales is included in "Principal Transactions" revenues in the Consolidated Statements of Income. In connection with securitization transactions, the Company establishes special-purpose entities ("SPEs"), in which transferred assets, including commercial and residential mortgages, consumer receivables and other financial assets are sold to an SPE and repackaged into securities or similar beneficial interests. The majority of the Company's involvement with SPEs relates to securitization transactions meeting the definition of QSPEs under the provisions of SFAS No. 140. Provided it has relinquished control over such assets, the Company derecognizes financial assets transferred in securitizations and does not consolidate the financial statements of QSPEs. For SPEs that do not meet the QSPE criteria, the Company uses the guidance in FIN No. 46 (R) to determine whether the SPE should be consolidated.

      In connection with these securitization activities, the Company may retain interests in securitized assets in the form of senior or subordinated securities or as residual interests. Retained interests in securitizations are generally not held to maturity and typically are sold shortly after the settlement of a securitization. The weighted average holding period for retained interest positions in inventory at November 30, 2003 and 2004 was approximately 70 days. These retained interests are included in "Financial Instruments Owned" in the Consolidated Statements of Financial Condition and are carried at fair value. Consistent with the valuation of similar inventory, fair value is determined by broker-dealer price quotations and internal valuation pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing variables are based on observable transactions in similar securities and are further verified by external pricing sources, when available.

      The Company's securitization activities are detailed below:

                                                 Agency              Other            Other
                                                Mortgage-           Mortgage-         Asset-
                                                 Backed              Backed           Backed
(in billions)
Total securitizations
  Fiscal 2004                                     $30.2               $71.9            $3.3
  Fiscal 2003                                     $59.0               $51.3            $5.4
Retained interests
  As of November 30, 2004                         $ 2.6               $ 1.8            $0.1
  As of November 30, 2003                         $ 1.8               $ 1.4            $0.2


      The following table summarizes cash flows from securitization trusts related to securitization transactions during the fiscal years ended November 30, 2004 and 2003:

                                                 Agency              Other            Other
                                                Mortgage-           Mortgage-         Asset-
                                                 Backed              Backed           Backed
(in millions)
Cash flows received from retained interests
  Fiscal 2004                                    $537.2              $199.1           $61.7
  Fiscal 2003                                    $411.2              $165.6           $20.8
Cash flows from servicing
  Fiscal 2004                                    $  1.0              $ 40.6            N/A
  Fiscal 2003                                      N/A               $  8.8            N/A


      The Company is an active market maker in these securities and therefore may retain interests in assets it securitizes, predominantly highly rated or government agency-backed securities. The models employed in the valuation of retained interests use discount rates that are based on the swap curve plus a spread. Key points on the swap curve at November 30, 2004 were 3.40% for two-year swaps, 4.77% for 10-year swaps, and ranged from 2.41% to 5.51%. These models also consider prepayment speeds as well as credit losses. Credit losses are considered through option-adjusted spreads that also utilize additional factors such as liquidity and optionality.

      Weighted average key economic assumptions used in measuring the fair value of retained interests in assets the Company securitized at November 30, 2004 were as follows:

                                                 Agency              Other            Other
                                                Mortgage-           Mortgage-         Asset-
                                                 Backed              Backed           Backed
Weighted average life (years)                     6.15                5.17             1.83
Average prepayment speeds
(annual rate)                                    7%-40%              0%-58%             N/A
Credit losses                                     0.36%               7.19%            2.24%


      The following hypothetical sensitivity analysis as of November 30, 2004 illustrates the potential adverse change in fair value of these retained interests due to a specified change in the key valuation assumptions. The interest rate changes represent a parallel shift in the swap curve. This shift considers the effect of other variables, including prepayments. The remaining valuation assumptions are changed independently. Retained interests in securitizations are generally not held to maturity and typically are sold shortly after the settlement of a securitization. The Company considers the current and expected credit profile of the underlying collateral in determining the fair value and periodically updates the fair value for changes in credit, interest rate, prepayment and other pertinent market factors. Actual credit losses on retained interests have not been significant.



                                                 Agency              Other            Other
                                                Mortgage-           Mortgage-         Asset-
                                                 Backed              Backed           Backed
(in millions)
Interest rates
Impact of 50 basis point
adverse change                                  $(43.2)             $(44.8)          $(0.6)
Impact of 100 basis point
adverse change                                   (92.4)              (87.6)           (1.2)
Prepayment speeds
  Impact of 10% adverse change                    (0.3)               (8.3)           N/A
  Impact of 20% adverse change                    (0.4)              (15.9)           N/A
Credit losses
  Impact of 10% adverse change                    (3.3)              (32.7)           (0.3)
  Impact of 20% adverse change                    (6.7)              (63.5)           (0.6)


      In the normal course of business, the Company purchases conforming and non-conforming, investment grade and non-investment-grade, conventional fixed-rate and adjustable-rate residential mortgage loans and sells such loans to investors. In connection with these activities, the Company may retain mortgage servicing rights ("MSRs") that entitle the Company to a future stream of cash flows based on the contractual servicing fee. In addition, the Company may purchase and sell MSRs. At November 30, 2004, key economic assumptions and the sensitivity of the current fair value of MSRs to immediate changes in those assumptions were as follows:

                                                                     Fixed-Rate Prime              Adjustable-Rate
                                         Sub-Prime Loans              & Alt-A Loans                  Prime Loans
(in millions)
Fair value of MSRs                          $104.3                      $54.9                          $97.7

Constant prepayment
rate (in CPR)                               20%-35%                     20%-25%                        20%-25%
Impact on fair value of:
5 CPR adverse change                        $(3.6)                      $(7.4)                         $(14.1)
10 CPR adverse change                        (7.0)                      (14.9)                          (24.9)

Discount rate                      10.0%           10.0%             13.0%
Impact on fair value of:
5% adverse change                 $(9.6)          $(7.0)           $(10.4)
10% adverse change                (17.3)          (11.7)            (18.3)


      The previous tables should be viewed with caution since the changes in a single variable generally cannot occur without changes in other variables or conditions that may counteract or amplify the effect of the changes outlined in the table. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the tables do not consider the change in fair value of hedging positions, which would generally offset the changes detailed in the tables, nor do they consider any corrective action that the Company may take in response to changes in these conditions. The impact of hedges is not presented because hedging positions are established on a portfolio level and allocating the impact would not be practicable.

      MSRs, which are included in "Other Assets" on the Consolidated Statements of Financial Condition, are reported at the lower of amortized cost or market. Amortization is computed based on the principal pay-downs on the underlying loans over the period of estimated net servicing income. MSRs are periodically evaluated for impairment based on the fair value of those rights determined by using market-based models or by discounting anticipated future net cash flows considering loan prepayment estimates, interest rates, default rates, servicing costs and other economic factors. For purposes of impairment evaluation and measurement, the Company stratifies MSRs by securitizations, which are collateralized by loans with similar predominant risk characteristics, including loan type, amortization type (fixed or adjustable), and note rates. The excess of amortized cost over market value is reflected as a valuation allowance at balance sheet dates. The Company's MSRs activities for the fiscal years ended November 30, 2004 and 2003 were as follows:


                                               2004                   2003
(in millions)
Balance, beginning of year                    $108.0                  $63.0
Additions                                      206.4                   95.0
Sales                                         --                      (13.4)
Amortization                                   (57.1)                 (30.0)
Valuation allowance                            (27.1)                  (6.6)
Balance, end of year                          $230.2                 $108.0

Changes in the MSR valuation allowance for the fiscal years ended November 30, 2004 and 2003 were as follows:

                                               2004                    2003
(in millions)
Balance, beginning of year                   $ (6.6)                 $  --
Market valuation adjustment                   (27.1)                  (6.6)
Balance, end of year                         $(33.7)                 $(6.6)